TASEKO REPORTS FIRST QUARTER 2015 RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

May 13, 2015, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2015.

First Quarter Highlights

•	First quarter 2015 earnings from mining operations (before depletion and amortization)* were $2.3 million and adjusted EBITDA* was $11.2 million compared to a loss of ($0.9) million and ($8.4) million, respectively, in the fourth quarter 2014,

•	Gibraltar throughput averaged 86,100 tons per day in the first quarter, above design capacity and the best performing quarter since the concentrator was upgraded.

•	Total production in the first quarter was 28.4 million pounds of copper and 404 thousand pounds of molybdenum, relatively flat compared to production of 28.1 million pounds and 445 thousand pounds in the fourth quarter 2014.

•	Total sales for the quarter were 25.4 million pounds of contained copper in concentrate. Inventory increased by 3.0 million pounds due to shipment timing.

•	In January 2015, the Company took advantage of the weak copper price and settled all outstanding copper put options for cash proceeds of $17.4 million, resulting in a gain on derivatives of $11.8 million.

•	In April 2015, the Company acquired copper put options for 30 million pounds over the second and third quarters of 2015 at a strike price of US$2.50 per pound. Total cost of these put options was US$1.1 million.

•	In May 2015, an updated mine plan and reserve for Gibraltar was announced. The new plan reduces the overall strip ratio and increases profitability of the mine.

Russell Hallbauer, President and CEO of Taseko, commented, “Copper grade in the first quarter was similar to the fourth quarter, as expected, but trended higher in March to 0.240% and then to 0.260% in April. During the quarter we successfully operated our concentrators above design capacity in order to maximize production, given the lower copper grade. Mining operations have now worked through the lower grade material in the upper benches and are now progressing into higher grade ore, with the grade expected to fluctuate between 0.25% -0.28% for the balance of 2015. Copper recoveries during the first quarter were better than expected considering the lower copper grade. The increasing copper grade combined with work that has been completed on the grinding and flotation circuits in recent months is expected to result in improved recoveries going forward.

*Non-GAAP performance measure. See end of news release.

The table below details monthly production statistics for the first quarter, as well as a second quarter forecast:

	Jan-15	Feb-15	Mar-15	Q1 Total	Q2 Forecast
Tons Milled (000s tons)	2,480	2,600	2,680	7,760	7,700
Tons Per Day	79,800	92,700	86,500	86,100	84,600
Strip Ratio	2.4	2.1	2.5	2.4	2.2
Grade	0.23%	0.21%	0.24%	0.23%	0.27%
Recovery	81.1%	80.2%	83.0%	81.4%	84.0%
Cu Production (000s lbs)	9,100	8,600	10,700	28,400	35,500
Cost Per Tonne Milled (C$)	$10.09	$8.96	$10.00	$9.66	$10.80
Site Operating Costs Net of By-Product Credits (US$/lb)	$2.06	$2.13	$1.77	$2.00	$1.75

Note: Numbers may not add up exactly due to rounding.

“Last week we announced an updated mine plan and long-term reserves for Gibraltar. The six-month engineering study optimized cut-off grade, strip ratio and pit development sequencing. The new mine plan significantly reduces the strip ratio and in combination with the new pit development sequence, will result in lower costs and more profitable copper production,” continued Mr. Hallbauer. “This is only achievable because of the investments we have made at Gibraltar. In recent months, we have been mining to a short-term plan which is similar to the updated long-term plan. In the space of just a few months, we have made significant reductions in cost per ton milled, and as the grade has been improving, costs per pound are also falling. Costs will continue to decline as grade stabilizes at higher levels, recoveries improve and as we advance other cost saving initiatives.”

Mr. Hallbauer added, “Our Florence and Aley projects continue to progress through the permitting and environmental assessment phases. We are managing spending on these projects to correspond with our cash flow and liquidity. Until copper market conditions improve, we will maintain a very conservative spending policy.”

Mr. Hallbauer concluded, “I would also like to congratulate three members of my management team who have recently received important industry awards. In January, Rob Rotzinger, Vice President, Capital Projects, was awarded the Mineral Processor of the Year by the Canadian Mineral Processors (CMP) Group. This award was presented to Rob in recognition of the outstanding work he performed on the GDP3 project, for his dedication to the successful advancement of the Gibraltar Mine, and for his commitment to advancing mineral processing solutions at Gibraltar and Taseko as a whole. In May, John McManus, Chief Operating Officer, was named Mining Person of the Year by the Mining Association of BC. This award publicly recognizes an outstanding individual who has shown leadership in advancing and promoting the mining industry in British Columbia. John was recognized for his work on leading the Mining Association of British Columbia both as Chairman and as a Director during a period when significant changes were occurring with respect to how our industry is perceived by the public, government, media, and First Nations.”

“Also in May, Tom Broddy, Manager, Engineering Projects received two awards from the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). He was presented the District Distinguished Service Award for exemplary effort in introducing students to the mining industry and to the CIM, as well as the Distinguished Service Medal for his commendable mentoring, his commitment to the Surface Mining Society and his dedication to the CIM Vancouver Branch.”

HIGHLIGHTS

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2015	2014	Change
Revenues	61,835	104,996	(43,161)
Earnings (loss) from mining operations before depletion and amortization*	2,329	19,439	(17,110)
Earnings (loss) from mining operations	(7,979)	8,787	(16,766)
Net earnings (loss)	(25,206)	(9,148)	(16,058)
Per share - basic (“EPS”)	(0.11)	(0.05)	(0.06)
Adjusted net earnings (loss)*	(2,434)	(2,710)	275
Per share - basic (“adjusted EPS”) *	(0.01)	(0.01)	-
EBITDA *	(11,996)	8,858	(20,854)
Adjusted EBITDA *	11,224	14,594	(3,370)
Cash flows provided by (used for) operations	(3,328)	23,301	(26,629)

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2015	2014	Change
Tons mined (millions)	21.0	25.9	(4.9)
Tons milled (millions)	7.8	7.0	0.8
Production (million pounds Cu)	28.4	34.5	(6.1)
Sales (million pounds Cu)	25.4	40.0	(14.6)

*Non-GAAP performance measure. See page 19 of this MD&A.

HIGHLIGHTS - CONTINUED

•	Earnings from mining operations before depletion and amortization were $2.3 million;

•	Copper production at Gibraltar was 28.4 million pounds (100% basis), and was impacted by lower head grades. Grade is steadily increasing and is expected to fluctuate between 0.25% and 0.28% for the remainder of 2015;

•	Site operating cost per ton milled* decreased to $9.66 in the first quarter of 2015, approximately 19% lower than the first quarter of 2014 due to an overall reduction in spending;

•	Total operating costs* were US$2.39 per pound produced, lower than the previous two quarters as a result of lower site operating costs and weakening Canadian dollar exchange rate;

•	At March 31, 2015 the Company had a cash balance of $58 million;

•	In May 2015, an updated mine plan and reserve for Gibraltar was announced. The new plan reduces the overall strip ratio and increases profitability of the mine;

•	In January 2015, when the copper price dropped to a recent low of US$2.45 per pound, the Company sold all outstanding copper put options for cash proceeds of $17.4 million. The Company’s hedging strategy is designed to mitigate a short term decline in copper price; and

•	In April 2015, the Company acquired copper put options for 30 million pounds over the second and third quarters of 2015 at a strike price of US$2.50 per pound.

*Non-GAAP performance measure. See the end of the news release.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Tons mined (millions)	21.0	25.1	32.5	30.2	25.9
Tons milled (millions)	7.8	7.6	7.8	7.7	7.0
Strip ratio	2.4	3.1	3.0	3.1	2.8
Site operating cost per ton milled (CAD) *	$9.66	$10.13	$12.10	$11.42	$11.91
Copper concentrate
Grade (%)	0.225	0.222	0.267	0.285	0.290
Recovery (%)	81.4	81.3	83.3	85.3	84.6
Production (million pounds Cu)	28.4	27.7	34.5	37.6	34.5
Sales (million pounds Cu)	25.4	26.0	37.1	38.1	40.0
Inventory (million pounds Cu)	6.2	3.2	1.4	3.9	4.4
Copper cathode
Production (million pounds)	-	0.4	0.9	0.9	-
Sales (million pounds)	-	0.5	1.0	0.6	-
Molybdenum concentrate
Grade (%)	0.006	0.008	0.011	0.011	0.009
Recovery (%)	40.0	38.8	38.0	41.4	42.5
Production (thousand pounds Mo)	404	445	654	667	566
Sales (thousand pounds Mo)	379	481	708	731	589
Per unit data (US$ per pound) *
Site operating costs*	$2.12	$2.43	$2.60	$2.11	$2.19
By-product credits *	(0.12)	(0.11)	(0.25)	(0.35)	(0.21)
Site operating costs, net of by-product credits *	$2.00	$2.32	$2.35	$1.76	$1.98
Off-property costs	0.39	0.45	0.40	0.36	0.50
Total operating costs (C1) *	$2.39	$2.77	$2.75	$2.12	$2.48

*Non-GAAP performance measure. See the end of the news release.

OPERATIONS ANALYSIS

During the first quarter of 2015, Gibraltar milled 7.8 million tons of ore, slightly over the design capacity of 85,000 tons per day. Gibraltar mined 21.0 million tons of material which was lower than recent quarters due to the idling of mine equipment to reduce expenditures in the face of temporary lower grade to the mill.

Average head grade for the first quarter of 2015 was 0.225% compared to 0.29% in the first quarter of 2014. Head grades are expected to fluctuate between 0.25% and 0.28% for the remainder of 2015. Lower head grades also negatively impacted copper recoveries in the first quarter of 2015. As grade improves recoveries are expected to improve as well.

Copper in concentrate production in the first quarter of 2015 was 28.4 million pounds, a decrease of 18% from copper production in the first quarter of 2014 of 34.5 million pounds. Molybdenum production during the first quarter of 2015 was 0.4 million pounds, a decrease of 29% over the first quarter of 2014. The decrease in molybdenum production is due to lower molybdenum grade.

Gibraltar’s SX/EW plant was seasonally idle in in the first quarter but was restarted in April 2015.

In the first quarter of 2015, site operating costs, net of by-product credits per pound of copper produced was US$2.00, compared to US$1.98 during the first quarter of 2014. Site operating cost per ton milled decreased by approximately 19% to $9.66 in the first quarter of 2015 as a result of a reduction in waste mining, declining diesel prices and lower maintenance costs. The weakening Canadian dollar is also having a positive impact on our reported US dollar unit cost. The increase in per pound unit costs is being driven by the lower copper production as a result of lower head grades, which has offset the impact of operating cost reductions.

Off-property costs, including transportation, treatment and refining charges, for the first quarter of 2015 were US$0.39 per pound produced, compared to US$0.50 per pound produced in the first quarter of 2014. Off-property costs are driven by sales volumes, and therefore off-property cost per pound produced fluctuates based on differences between production and sales volumes.

The total operating costs, including off-property costs, for the first quarter of 2015 were US$2.39 per pound produced, compared to US$2.48 per pound in the first quarter of 2014.

GIBRALTAR OUTLOOK

For the balance of 2015, copper grades are forecasted to fluctuate between 0.25% and 0.28% . Based on forecasted grades and subsequent improved recoveries, the Gibraltar Mine is expected to produce 130-140 million pounds of copper in 2015 (100% basis). Increases in copper grades and production are expected to reduce total operating costs per pound over the remainder of this year. There are a number of cost control initiatives underway including mine plan modifications to reduce waste stripping requirements, a workforce reduction effective in January 2015, and initiatives with vendors to reduce costs of supplies and consumables. The mine is also benefiting from continued declines in the price of diesel, which is a significant input cost. Diesel prices have fallen by approximately 23% since the beginning of this year. The Canadian dollar has fallen approximately 15% since the beginning of 2014 and with approximately 80% of Gibraltar’s operating costs denominated in Canadian dollars, the weakening dollar has a significant impact on total operating costs per pound reported in US dollars.

The cumulative effects of these factors are expected to result in reduced operating costs at the Gibraltar Mine going forward.

REVIEW OF PROJECTS

Florence Copper Project

The Florence Copper Project is currently in the final stages of permitting for the Phase 1 Production Test Facility ("PTF").

The Temporary Aquifer Protection Permit (“APP”) for the PTF issued in July 2013 by the Arizona Department of Environmental Quality (“ADEQ”) was subject to an appeal. As a result of the appeal an amendment was submitted in March 2015 and issuance of the amended APP is now anticipated during the third quarter of 2015. In December, 2014, the Company announced the receipt of a draft Underground Injection Control (UIC) permit from the U.S. Environmental Protection Agency (EPA). The UIC permit regulates the construction and operation of Florence Copper's injection wells at the site and is the final regulatory milestone required by the Company to construct and operate the PTF. The public hearing for the draft permit was held on January 22, 2015 and the public comment period expired in April, 2015. The Company expects the UIC permit to be issued by mid-2015.

Aley Project

On September 19, 2014 the BC Environmental Assessment Office (EAO) issued a Section 10 Order under the BC Environmental Assessment Act, initiating the BC environmental assessment process for the Aley Niobium Project.

New Prosperity Project

On February 26, 2014 the Government of Canada announced its decision to not issue the authorizations necessary for the New Prosperity project to proceed. In the wake of this decision, Taseko initiated legal proceedings in the form of two separate judicial reviews which challenge the decision and the process by which the decision was reached. In August 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action. The motion was dismissed as the court felt that the judicial review process is the correct vehicle to pursue the remedies that the Company seeks.

On January 14, 2015 the British Columbia Minister of Environment granted the Company a five-year extension to the Environmental Assessment Certificate.

Taseko will host a conference call on Thursday, May 14, 2015 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until May 21, 2015 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 33407188.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs & Site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Site operating costs is calculated by removing net changes in inventory, depletion and amortization and off-property costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of byproduct credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended
	March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2015	2014
Cost of sales	69,814	96,209
Less Depletion and amortization	(10,308)	(10,652)
Net change in inventory	7,061	(8,622)
Less off-property costs:
Treatment and refining costs	(6,770)	(7,702)
Transportation costs	(3,617)	(6,513)
Site operating costs	56,180	62,720
Less by-product credits:
Molybdenum	(2,598)	(5,090)
Silver	(704)	(1,012)
Site operating costs, net of by-product credits	52,878	56,618
Total copper produced (thousand pounds)	21,273	25,906
Total costs per pound produced	2.49	2.19
Average exchange rate for the period (CAD/USD)	1.24	1.10
Site operating costs, net of by-product credits (US$ per pound)	2.00	1.98
Site operating costs, net of by-product credits	52,878	56,618
Add off-property costs:
Treatment and refining costs	6,770	7,702
Transportation costs	3,617	6,513
Total operating costs	63,265	70,833
Total operating costs (C1) (US$ per pound)	2.39	2.48

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Adjusted net earnings

Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:

•	Unrealized gains/losses on derivative instruments;
•	Write down of marketable securities;
•	Unrealized foreign currency gains/losses; and
•	Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2015	2014
Net earnings (loss)	(25,206)	(9,148)
Unrealized loss (gain) on derivatives	1,751	(2,744)
Unrealized foreign exchange (gain) loss	21,469	8,480
Estimated tax effect of adjustments	(448)	702
Adjusted net earnings (loss)	(2,434)	(2,710)
Adjusted EPS	(0.01)	(0.01)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

•	Unrealized gains/losses on derivative instruments;
•	Write down of marketable securities;
•	Unrealized foreign exchange (gain) loss; and
•	Non-recurring transactions.

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

	Three months ended
	March 31,
($ in thousands, except per share amounts)	2015	2014
Net earnings (loss)	(25,206)	(9,148)
Add:
Depletion and Amortization	10,334	10,735
Amortization of stock-based compensation	206	2,083
Interest expense	6,362	6,647
Interest income	(657)	(1,122)
Income tax expense (recovery)	(3,035)	(337)
EBITDA	(11,996)	8,858
Adjustments:
Unrealized (gain)/loss on derivative instruments	1,751	(2,744)
Unrealized foreign exchange (gain) loss	21,469	8,480
Adjusted EBITDA	11,224	14,594

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2015	2014
Earnings (loss) from mining operations	(7,979)	8,787
Add:
Depletion and amortization	10,308	10,652
Earnings from mining operations before depletion and amortization	2,329	19,439

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2015	2014
Direct mining and processing costs (included in cost of sales)	56,180	62,720

Tons milled (thousands) (75% basis)	5,813	5,266
Site operating costs per ton milled	$9.66	$11.91

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.